SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
-------------------------------------------------------------------------------


                                  IMMUCOR, INC.
             (Exact name of registrant as specified in its charter)


GEORGIA                                                             22-2408354
-------------------------------------------------------------------------------
(State of Incorporation or Organization)                      (I.R.S.  Employer
                                                             Identification No.)


3130 Gateway Drive, Norcross, Georgia                                   30091
-------------------------------------------------------------------------------
(Address of principal executive offices)                             (Zip Code)



If this form relates to the If this form relates to the registration of a class of securities registration of a class of securities pursuan to Section 12(b) of the pursuant to Section 12(g) of the Exchange Act and is effective pursuant Exchange Act and is effective pursuant to General Instruction A.(c), please to General Instruction A.(c), please
check  the  following box.  |_|           check the following box.  |X|



Securities Act registration statement file number to which this form
relates:  N/A   (if applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                      Name of Each Exchange on Which
       to be so Registered                      Each Class is to be Registered

              N/A                                             N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock Purchase Rights
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

         On April 16, 1999 the Board of Directors of Immucor, Inc. (the "Company") declared a dividend of one common stock purchase right (a "Right") for each outstanding share of common stock of the Company (the "Common Stock"). The dividend is payable to holders of record at the close of business on April 20, 1999 (the "Record Date") of the Company's Common Stock, and with respect to Common Stock issued thereafter until the Distribution Date (defined below) and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one share of Common Stock (the "Common Stock") at a purchase price of $45.00 per share(the "Purchase Price"), subject to adjustment. A description of and the terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and EquiServe Trust Company, N.A. (the "Rights Agent"), dated as of April 16, 1999.

         The distribution of the Rights coincides with the expiration of similar common stock purchase rights more fully described in that certain Shareholder Rights Plan adopted by the Company on April 7, 1989, and which is an exhibit to the Company's 8-K filed with the Securities and Exchange Commission on September 15, 1992.

         Initially, the Rights will be attached to all certificates representing Common Stock then outstanding and no separate Right Certificates will be distributed. Also, the Rights initially will not be tradable separate from the Common Stock. The Rights will become exercisable and will separate from the Common Stock upon the earlier of (i) ten days after a Person or group of affiliated Persons acquire ownership of 20% or more of the outstanding Common Stock (unless such acquisition is approved by the Board of Directors); or (ii) ten business days after a tender offer or an announcement of an intention to make a tender offer that would result in a Person or group owning 20% or more of the outstanding Common Stock. At such time, separate Rights Certificates shall be distributed (the "Distribution Date"). A Person or group who acquires 20% or more of the Common Stock without the approval of the Board of Directors is referred to as an "Acquiring Person".

         Until the Distribution Date (or until the Board of Directors redeems the Rights or the Rights expire), (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain a legend referencing the Rights Agreement, and (iii) the surrender or transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 20, 2009, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Right Certificates alone will evidence the Rights.

         In the event any Person becomes an Acquiring Person (except with the approval of the Board of Directors, and except (in certain circumstances) for persons who inadvertently become Acquiring Persons), each holder of a Right will thereafter have the right to receive, upon exercise, an amount of Common Stock having a value equal to two times the Purchase Price. Further, after any Person becomes an Acquiring Person, in the event (i) the Company consolidates, or merges with the Acquiring Person, and the Company is not the surviving corporation, (ii) an Acquiring Person engages in a share exchange, consolidation or merger with the Company where the Company is the surviving corporation, or
(iii) 50% or more of the Company's assets or earning power is sold or transferred in a single transaction or series of transactions, then each holder of a Right will thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the Purchase Price. The events set forth in this paragraph are referred to as the "Triggering Events." However, following the occurrence of any Triggering Event, all Rights that are owned by any Acquiring Person will be null and void, and the Acquiring Person will have no right to purchase Common Stock thereunder or to receive any securities or other property of an Acquiring Person; and any such Rights shall remain null and void, even if transferred to a person who is not an Acquiring Person.

         The number of Rights outstanding, the Purchase Price payable and the amount of Common Stock issuable upon exercise of the Rights are subject to adjustments from time to time to prevent dilution in the event of certain changes in the shares of the Company, such as a stock split. The Company may determine not to issue fractional shares, and in lieu thereof, an adjustment in cash (or other property) will be made based on the market value of the Common Stock.

         In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment), at any time prior to the earlier to occur of (i) the close of business ten days following the date a Person first becomes an Acquiring Person or (ii) the expiration of the Rights. Immediately after the Board of Directors redeems the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will have become null and void), in whole or in part, for Common Stock, each Right being exchangeable for one Common Share.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         With the consent of the Rights Agent, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with other provisions contained in the Rights Agreement, (iii) shorten or lengthen any time periods under the Rights Agreement (except to make the Rights redeemable at a time when they are not then redeemable), but generally only for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than the Acquiring Person and its Associates and Affiliates).

         Certain decisions involving the administration of the Rights and the Rights Agreement require both the existence of continuing directors and the approval of at least a majority of such directors. Continuing directors are members of the board of directors who were directors prior to a Triggering Event or such time as a Person is deemed to be an Acquiring Person, and who continue as directors after such time.

         The Rights have certain anti-takeover effects. The Rights, if exercised, would cause substantial dilution to a Person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights Agreement is designed to help ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company, and that the Board of Directors has sufficient time to evaluate any proposed transaction and, if in the best interests of the Company, to explore alternative value-enhancing transactions. The dividend of the Rights is not in response to any specific takeover threat or proposal.

         Until separate Rights Certificates are issued, a copy of the Rights Agreement will be available to registered holders of the Common Stock upon written request free of charge from the Company. After the Rights Certificates are issued, a copy of the Rights Agreement will be filed with the Securities and Exchange Commission. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits.

         The  following  exhibits  are  filed  as a part  of  this  Registration
Statement:


Exhibit No.                 Description

1. Rights Agreement dated as of April 16, 1999 between the Company and EquiServe Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated April 16, 1999).

2. Letter to the Company's stockholders dated April 16, 1999 announcing the declaration of the Rights (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated April 16,
                            1999).

3. Summary of Rights to Purchase Preferred Stock sent to the Company's stockholders on April 16, 1999
                            (incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K dated April 16,
                            1999).

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 IMMUCOR, INC.
                                  (Registrant)



                                                 By:  /s/ Edward L. Gallup
                                                     Edward L. Gallup, President


Dated:      April 19, 1999


                                INDEX TO EXHIBITS


Exhibit No.                 Description

1. Rights Agreement dated as of April 16, 1999 between the Company and EquiServe Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated April 16, 1999).

2. Letter to the Company's stockholders dated April 16, 1999 announcing the declaration of the Rights (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated April 16,
                            1999).

3. Summary of Rights to Purchase Preferred Stock sent to the Company's stockholders on April 16, 1999
                            (incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K dated April 16,
                            1999).